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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CRYOCOR, INC.
(Name of subject company (Issuer))

BOSTON SCIENTIFIC CORPORATION
BOSTON SCIENTIFIC SCIMED, INC.
PADRES ACQUISITION CORP.
(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value (Title of class of securities)	229016100 (CUSIP number of class of securities)

Lawrence J. Knopf, Esq.
Boston Scientific Corporation
One Boston Scientific Place
Natick, MA 01760-1537
(508) 650-8000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$17,657,381.70	$693.94

(1)
Estimated pursuant to Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, for purposes of calculating the filing fee only. The Transaction Valuation has been derived by multiplying $1.35 (the purchase price per share offered by the Offeror) by the sum of (i) 12,785,733, which number equals the number of shares of issued and outstanding common stock, $0.001 par value per share (the "Common Stock"), of the Issuer not owned by Boston Scientific Scimed, Inc., a wholly owned subsidiary of Boston Scientific Corporation, plus (ii) 293,809, which number equals the number of shares of Common Stock subject to issuance upon exercise of outstanding stock options that have a per share exercise price that is less than $1.35.

(2)
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the Transaction Valuation by 0.00003930.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third party tender offer subject to Rule 14d-1

  ☐
  issuer tender offer subject to Rule 13e-4

  ☐
  going private transaction subject to Rule 13e-3

  ☐
  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by (i) Boston Scientific Corporation, a Delaware corporation ("Parent"), (ii) Boston Scientific Scimed, Inc., a Minnesota corporation and wholly-owned subsidiary of Parent ("BSS") and (iii) Padres Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of BSS ("Offeror"). This Schedule TO relates to the offer by Offeror to purchase all outstanding shares of common stock, $0.001 par value per share (the "Shares"), not owned by BSS of CryoCor, Inc., a Delaware corporation (the "Company"), at a purchase price of $1.35 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 29, 2008 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

Item 1.    Summary Term Sheet.

        The information set forth in the "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is CryoCor, Inc., a Delaware corporation. The Company's principal executive offices are located at 9717 Pacific Heights Boulevard, San Diego, California 92121. The Company's telephone number is (858) 909-2200.

        (b)   This Schedule TO relates to the outstanding shares of common stock, par value $0.001 per share, of the Company. The Company has represented in the Agreement and Plan of Merger, dated April 15, 2008, by and among BSS, Offeror and the Company that, as of April 15, 2008, there were 13,138,921 Shares, options to purchase 1,167,972 Shares and warrants to purchase 756,319 Shares outstanding. The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

        (c)   The information set forth in Sections 6 and 14 of the Offer to Purchase entitled "Price Range of Shares; Dividends on the Shares" and "Dividends and Distributions" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        This Schedule TO is filed by Parent, BSS and Offeror. The information set forth in Section 9 of the Offer to Purchase entitled "Certain Information Concerning Offeror, BSS and Parent" and Annex I to the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        The information set forth in the "Summary Term Sheet," "Introduction" and Sections 9, 11, 12 and 13 of the Offer to Purchase entitled "Certain Information Concerning Offeror, BSS and Parent," "Background of Offer; Past Contacts or Negotiations with the Company," "Purpose of the Offer; The Merger; Plans for the Company" and "The Transaction Documents," respectively, is incorporated herein by reference. Except as set forth therein, there have been no material contacts, negotiations or transactions during the past two (2) years which would be required to be disclosed in this Item 5 between any of Offeror, the Company or any of their respective affiliates or subsidiaries or, to the knowledge of Offeror, any of those persons listed on Annex I to the Offer to Purchase, on the one hand, and the Company or its affiliates, on the other, concerning the merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or sale or transfer of a material amount of assets.

Item 6.    Purpose of This Transaction and Plans or Proposals.

        The information set forth in the "Summary Term Sheet," "Introduction" and Sections 6, 7, 12 and 13 of the Offer to Purchase entitled "Price Range of Shares; Dividends on the Shares," "Possible Effects of Offer on the Market for Shares; Stock Quotation; Registration under the Exchange Act; Margin Regulations," "Purpose of the Offer; The Merger; Plans for the Company," and "The Transaction Documents," respectively, is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        The information set forth in Section 10 of the Offer to Purchase entitled "Source and Amount of Funds" is incorporated herein by reference.

Item 8.    Interest in Securities of the Company.

        The information set forth in Section 9 of the Offer to Purchase entitled "Certain Information Concerning Offeror, BSS and Parent" is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

        The information set forth in the "Introduction" and Sections 11, 12 and 18 of the Offer to Purchase entitled "Background of Offer; Past Contacts or Negotiations with the Company," "Purpose of the Offer; The Merger; Plans for the Company" and "Fees and Expenses," respectively, is incorporated herein by reference.

Item 10.    Financial Statements.

        Not applicable.

Item 11.    Additional Information.

        (a)(1)  The information set forth in Annex I and Sections 9, 11, 12 and 13 of the Offer to Purchase entitled "Certain Information Concerning Offeror, BSS and Parent," "Background of Offer; Past Contacts or Negotiations with the Company," "Purpose of the Offer; The Merger; Plans for the Company" and "The Transaction Documents," respectively, is incorporated herein by reference.

        (a)(2), (3)  The information set forth in Sections 12, 15 and 16 of the Offer to Purchase entitled "Purpose of the Offer; The Merger; Plans for the Company," "Certain Conditions to Offeror's Obligations" and "Certain Regulatory and Legal Matters," respectively, is incorporated herein by reference.

        (a)(4)  The information set forth in Sections 7, 10 and 16 of the Offer to Purchase entitled "Possible Effects of Offer on the Market for Shares; Stock Quotation; Registration under the Exchange Act; Margin Regulations," "Source and Amount of Funds" and "Certain Regulatory and Legal Matters," respectively, is incorporated herein by reference.

        (a)(5)  The information set forth in Sections 16 and 19 of the Offer to Purchase entitled "Certain Regulatory and Legal Matters" and "Miscellaneous," respectively, is incorporated herein by reference.

        (b)   The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)(i)	Offer to Purchase, dated April 29, 2008.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Form of Summary Advertisement as published on April 29, 2008 in The Wall Street Journal.
(a)(5)	Press Release issued by Parent on April 16, 2008.(1)
(b)	None.
(d)(i)	Agreement and Plan of Merger, dated as of April 15, 2008, by and among BSS, Offeror and the Company.(2)
(d)(ii)	Stockholders Agreement, dated as of April 15, 2008, by and among BSS, Offeror and each of individuals listed on the signature pages thereto.(3)
(g)	None.
(h)	None.

*
Included in mailing to stockholders.

(1)
Incorporated by reference to the Schedule TO-C filed by Parent, BSS and Offeror on April 16, 2008.

(2)
Incorporated by reference to Exhibit 1 of the Schedule 13D filed by Parent on April 25, 2008.

(3)
Incorporated by reference to Exhibit 2 of the Schedule 13D filed by Parent on April 25, 2008.

Item 13.    Information Required by Schedule 13 E-3.

        Not applicable.

        After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

PADRES ACQUISITION CORP.
By:	/s/ LAWRENCE J. KNOPF
Name:	Lawrence J. Knopf
Title:	Assistant Secretary
BOSTON SCIENTIFIC SCIMED, INC.
By:	/s/ LAWRENCE J. KNOPF
Name:	Lawrence J. Knopf
Title:	Assistant Secretary
BOSTON SCIENTIFIC CORPORATION
By:	/s/ LAWRENCE J. KNOPF
Name:	Lawrence J. Knopf
Title:	Senior Vice President and Deputy General Counsel

Dated April 29, 2008

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated April 29, 2008.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Form of Summary Advertisement as published on April 29, 2008 in The Wall Street Journal.
(a)(5)	Press Release issued by Parent on April 16, 2008.(1)
(b)	None.
(d)(i)	Agreement and Plan of Merger, dated as of April 15, 2008, by and among BSS, Offeror and the Company.(2)
(d)(ii)	Stockholders Agreement, dated as of April 15, 2008, by and among BSS, Offeror and each of individuals listed on the signature pages thereto.(3)
(g)	None.
(h)	None.

*
Included in mailing to stockholders.

(1)
Incorporated by reference to the Schedule TO-C filed by Parent, BSS and Offeror on April 16, 2008.

(2)
Incorporated by reference to Exhibit 1 of the Schedule 13D filed by Parent on April 25, 2008.

(3)
Incorporated by reference to Exhibit 2 of the Schedule 13D filed by Parent on April 25, 2008.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purpose of This Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Company.
  Item 9. Persons/Assets Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13 E-3.
EXHIBIT INDEX